Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Prospectus dated March 31, 2016

Registration No. 333-210502

EMAIL TEASER

Are You Earning Less Than 1.30% On Your Cash Investments?

If you haven’t already enrolled or would like to add to your current investment, it may be time to take a closer look at GM Financial Right Notes®. See how General Motors retirees and their families can earn interest at rates higher than other demand note programs.

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[Chart that shows steady growth of Right Notes program up to $61 million]

As of August 31, more than $61 million has been invested in Right Notes.

HEADLINE

Are You Earning Less Than 1.30% On Your Cash Investments?

BODY

If you haven’t already enrolled or would like to add to your current investment, it may be time to take a closer look at GM Financial Right Notes®. See how General Motors retirees and their families can earn interest at rates higher than other demand note programs.

“Our goal is to keep rates competitive, so you get a better return on your investment,” says Susan Sheffield, Executive Vice President and Treasurer of GM Financial.

Depending upon your investment amount, current rates for Right Notes are as high as 1.50%. The national average rate on a savings account is 0.06%.1 Right Notes offer a tiered rate of return, and unlike some investments, you have access to your money at any time without fees or penalties.

Investment Benefits

•	Higher rates than most savings accounts

•	$500 minimum initial investment

•	24/7 access to your money with no additional fees or penalties

•	Daily interest automatically reinvested monthly

•	Easy online enrollment & investment management

•	Additional investments ($50 minimum) are accepted at anytime from a linked bank account

What Are Right Notes?

Perhaps you made an investment in GMAC Demand Notes offered by the former captive finance company of GM. You might not realize that Demand Notes, now offered by Ally, no longer support the success of GM. In fact, Right Notes is the only demand note program that does. Watch a video to learn more.

Enroll Today Or Add To Your Investment

Whether you’re an investment pro looking for ways to diversify your portfolio or a proud supporter of GM seeking a new financial opportunity, Right Notes may be right for you. Visit rightnotes.com/retirees to view current rates, get details on eligibility, download the prospectus and get started today.

1 Source: FDIC. Rates as of August 31, 2017 for deposits less than $100,000. Right Notes comparison based on $50,000 investment. Some accounts referenced in this statement may be FDIC insured. Right Notes do not constitute a savings, deposit or other bank account and are not insured by or subject to the protection of the Federal Deposit Insurance Corporation.

General Motors Financial Company, Inc. (“GM Financial”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GM Financial has filed with the SEC for more complete information about GM Financial and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by downloading them from the GM Financial Right Notes Web site at gmfinancial.com/rightnotes. Alternatively, GM Financial will arrange to send you the prospectus if you request it by calling toll-free 1-844-556-1485.